UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
29 December 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EQT Corp.

File No. 1-3551 -- CF# 31685

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　　EQT Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 23, 2014, as amended on December 3, 2014.

　　Based on representations by EQT Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

　　　　Exhibit 10.01　　　　　through August 28, 2024

　　For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

　　　　　　　　　　Brent J. Fields
　　　　　　　　　　Secretary